Regenicin, Inc.

10 High Court

Little Falls, NJ, 07424

October 31, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Dale Welcome

Re: Regenicin, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2010 Filed January 13, 2011

Form 8-K Filed April 20, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011 Filed May 23, 2011

File No. 333-146834

Dear Mr. Welcome:

I write on behalf of Regenicin, Inc., (the “Company”) in response to Staff’s letter of September 30, 2011, by John Cash, Accounting Branch Chief of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K, filed on January 13, 2011, Form 8-K filed on April 20, 2011, and Form 10-Q, filed on August 15, 2011 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 8: financial statements, page 19

note b –summary of significant accounting policies, intangible assets, page f-8

1.       We note your response to prior comment two from our letter dated july 15, 2011; please confirm to us, and revise your accounting policy in future filings to clarify, that during the period you are not amortizing the intangible assets, you assess it for impairment “annually or more frequently if events or changes in circumstances indicate that the asset might be impaired” as required by fasb asc 350-30-35-17A and 19.

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In response to this comment, the Company will comply with the request of the Staff and revise its accounting policy in future filings to clarify that the Company is not amortizing the intangible asset, but assessing it for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This disclosure will be made in our Form 10-K for the year ended September 30, 2011 and thereafter.

form 8-k filed April 20, 2011

2.       We note your response to prior comment three from our letter dated july 15, 2011. please tell us the current status of the trademark application and the current status of matter with lonza where they alleged breach of contract related to your use of the permaderm trade name. in addition, please revise future filings to disclose the amount of the dod grant for which you expect to have to provide reimbursement to lonza, as disclosed in your response letter.

In response to this comment, the Company hired KJR-10 CORP to obtain the trade names PermaDerm and TempaDerm. The tradenames are now registered to KJR-10 CORP, and will soon be transferred to the Company.

There is no breach of the contract with Lonza related to the Company’s use of the PermaDerm trade name.

The Company will comply with the request of the Staff and disclosure in future filings the amount of the DOD grant for which the Company expects to have to provide reimbursement to Lonza. This disclosure will be made in our Form 10-K for the year ended September 30, 2011 and thereafter.

10-Q for the fiscal quarter ended june 30, 2011

item 1. financial statements, page 3

note 8 –stockholders’ equity, page f-6

3.       based on disclosures in part II, item 2, it appears to us that the series a convertible preferred stock and the warrants that you issued may include anti-dilution provisions. please tell us the terms of these securities and explain to us if and how you considered the guidance in fasb asc 815-40-55-33.

In response to this comment, there is full ratchet anti-dilution on the shares of common stock underlying the Series A Convertible Preferred Stock for three years if and only if the Company issues common stock at a price below $0.10 per share with the exception of shares issued in a merger or acquisition.

As a result of the anti-dilution feature, the Company reviewed the provisions of FASB ASC 815 to determine if the anti-dilution feature of the Preferred Stock created a derivative liability. Based on our analysis, we determined that a derivative liability was not created for the following reasons:

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1.       The anti-dilution feature is only in effect if the Company issues new shares of common stock below $0.10.

2.       The holders of the Series A Preferred cannot force a conversion of the Series A Preferred into common shares if the market price of the common stock falls below $0.10.

3.       If the market price falls below $0.10, the Company has the choice of whether it will raise money at such lower price. The Company is in control of the timing of any new issuances. The Company has the power not to issue any shares of common stock below $0.10 to avoid a dilutive issuance.

4.       The holders of the Series A Preferred have no say over the timing of any common stock issuances.

In addition, the warrants do not contain any anti-dilutive features so that FASB ASC 815 will not apply to them

Sincerely,

/s/ Randall McCoy

Randall McCoy

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